CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED
SEPTEMBER 30, 2007, 2006 and 2005

(Expressed in Canadian Dollars)

KPMG LLP	Telephone	(604) 691-3000
Chartered Accountants	Fax	(604) 691-3031
PO Box 10426 777 Dunsmuir Street	Internet	www.kpmg.ca
Vancouver BC V7Y 1K3
Canada

AUDITORS' REPORT

To the Shareholders of Taseko Mines Limited

We have audited the consolidated balance sheets of Taseko Mines Limited ("the Company") as at September 30, 2007 and 2006 and the consolidated statements of operations and comprehensive income, shareholders' equity and cash flows for each of the years in the three-year period ended September 30, 2007. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at September 30, 2007 and 2006 and the results of its operations and its cash flows for each of the years in the three-year period ended September 30, 2007 in accordance with Canadian generally accepted accounting principles.

Chartered Accountants

Vancouver, Canada

December 13, 2007

KPMG LLP, a Canadian limited liability partnership is the Canadian member firm of KPMG International, a Swiss cooperative.

TASEKO MINES LIMITED
Consolidated Balance Sheets
(Expressed in thousands of Canadian Dollars)

	September 30	September 30
	2007	2006
ASSETS

Current assets
Cash and equivalents	$37,636	$89,408
Restricted cash (note 10)	4,400	–
Marketable securities and investments (note 6)	18,542	11,500
Accounts receivable	12,021	9,342
Advances to related party (note 11)	807	–
Inventory (note 5)	18,058	24,218
Prepaid expenses	1,069	1,221
Current portion of future income taxes (note 15)	–	11,601
Current portion of promissory note (note 8(e))	2,086	2,157
	94,619	149,447

Deferred financing costs	–	1,382
Mineral properties, plant and equipment (note 9)	176,898	43,445
Reclamation deposits (note 13)	33,396	32,004
Promissory note (note 8(e))	72,350	71,009
Future income taxes (note 15)	–	174
	$377,263	$297,461

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities
Accounts payable and accrued liabilities	$30,435	$21,962
Current portion of deferred revenue (notes 3(b) and 8(e))	175	19,759
Current portion of royalty obligation (note 8(e))	2,086	2,157
Income taxes	6,573	3,985
Current portion of future income taxes (note 15)	5,320	–
	44,589	47,863

Income taxes (note 15)	24,645	21,058
Royalty obligation (note 8(e))	63,330	64,632
Deferred revenue (note 8(e))	1,050	1,225
Convertible debt (note 12)	41,008	42,774
Site closure and reclamation costs (note 13)	17,441	18,975
Future income taxes (note 15)	21,540	–
	213,603	196,527

Shareholders' equity
Share capital	205,040	197,592
Equity component of convertible debt (note 12)	13,655	13,655
Tracking preferred shares (note 7)	26,642	26,642
Contributed surplus	8,633	3,648
Accumulated other comprehensive income	2,338	–
Deficit	(92,648)	(140,603)
	163,660	100,934
Subsequent event (note 17)
Commitments (note 8)
	$377,263	$297,461

See accompanying notes to consolidated financial statements.

Approved by the Board of Directors

/s/ Russell E. Hallbauer	/s/ Jeffrey R. Mason
Russell E. Hallbauer	Jeffrey R. Mason
Director	Director

TASEKO MINES LIMITED
Consolidated Statements of Operations and Comprehensive Income
(Expressed in thousands of Canadian Dollars, except for per share and share amounts)

	Years ended September 30
	2007	2006	2005

Revenue
Copper	$199,872	$140,341	$71,946
Molybdenum	18,554	21,559	15,692
	218,426	161,900	87,638
Cost of sales	(109,533)	(103,628)	(71,348)
Depletion, depreciation and amortization	(3,155)	(3,412)	(2,657)
Operating profit	105,738	54,860	13,633

Expenses (income)
Accretion of reclamation obligation	1,777	1,732	1,574
Exploration	8,967	3,544	506
Foreign exchange	233	(289)	34
Asset retirement obligation change of estimates (note 13)	(4,570)	–	–
Loss on extinguishment of capital leases	–	240	–
Loss on sale of equipment	–	–	2,161
General and administration	6,501	5,286	2,412
Gain on sale of marketable securities (note 6)	(1,508)	–	–
Ledcor termination fee (note 8(a))	–	3,500	–
Interest and other income	(11,093)	(7,170)	(10,548)
Interest expense	5,947	4,594	3,175
Interest accretion on convertible debt (note 12)	2,922	1,280	1,075
Restart project	–	–	6,347
Stock-based compensation	6,771	3,182	1,129
Change in fair value of financial instruments	1,925	–	–
	17,872	15,899	7,865

Earnings before income taxes	87,866	38,961	5,768
Income tax recovery (expense) (note 15)	(3,959)	(4,397)	4,099
Future income tax recovery (expense) (note 15)	(35,645)	(1,648)	13,423
Earnings for the year	$48,262	$32,916	$23,290
	45%
Other comprehensive income (loss)
Unrealized loss on available-for-sale reclamation deposit	(419)	–	–
Unrealized gain on available-for-sale marketable securities / investments
(note 6)	4,710	–	–
Reclassification of realized gain on sale of marketable securities	(1,508)	–	–
Tax effect	(445)	–	–
Other comprehensive income	$2,338	$–	$–

Total comprehensive income	$50,600	$32,916	$23,290

Earnings per share (note 14(d))
Basic	$0.37	$0.29	$0.23
Diluted	0.36	0.26	0.21

Weighted average number of common shares outstanding (in thousands)
Basic	129,218	113,554	100,022
Diluted	142,278	126,462	110,733

See accompanying notes to consolidated financial statements.

TASEKO MINES LIMITED
Consolidated Statements of Cash Flows
(Expressed in thousands of Canadian Dollars, except for per share and share amounts)

	Years ended September 30
	2007	2006	2005

Operating activities
Earnings for the year	$48,262	$32,916	$23,290
Items not involving cash
Asset retirement obligation change in estimate	(4,570)
Accretion of reclamation obligation	1,777	1,732	1,574
Depreciation, depletion and amortization	3,155	3,412	2,657
Interest accretion on convertible debt	2,922	1,280	1,075
Loss on extinguishment of capital leases	–	240	–
Loss on sale of equipment	–	–	2,161
Stock-based compensation	6,771	3,182	1,129
Future income taxes	35,645	1,648	(13,423)
Unrealized foreign exchange loss (gain)	(3,307)	49	–
Gain on sale of marketable securities	(1,508)	–	–
Change in fair value of financial instruments	1,925	–	–
Changes in non-cash operating working capital
Accounts receivable	(2,679)	(2,596)	(3,980)
Advances to related parties	(833)	89	–
Inventories	6,160	(3,344)	(20,874)
Prepaids	152	693	(1,704)
Accrued interest income on promissory note	(1,270)	(4,311)	(4,145)
Accounts payable and accrued liabilities	8,499	8,789	(1,301)
Deferred revenue	(19,759)	4,836	14,398
Accrued interest expense on royalty obligation	(1,371)	1,463	1,433
Income taxes	6,175	5,399	(4,099)
Site closure and reclamation expenditures	(167)	(71)	–
Cash provided by (used in) operating activities	85,979	55,406	(1,809)

Investing activities
Purchase of property, plant and equipment	(127,032)	(16,146)	(8,264)
Purchase of mineral property interest (note 8(f))	(1,800)	–	–
Proceeds received on sale of property, plant and equipment	–	–	22,068
Restricted cash	(4,400)	5,000	(5,000)
Reclamation deposits	(20)	(13,000)	–
Accrued interest income on reclamation deposits	(1,791)	(723)	(634)
Investments	(21,564)	–	–
Proceeds from redemption and disposal of investments	16,999	–	–
Investment in convertible promissory note	–	(11,500)	–
Cash provided by (used in) investing activities	(139,608)	(36,369)	8,170

Financing activities
Principal repayments under capital lease obligation	–	(15,077)	(7,274)
Bank operating loan	–	–	(1,857)
Common shares issued for cash, net of issue costs	1,857	31,893	9,606
Convertible bonds issued, net of issue costs	–	31,826	–
Cash provided by financing activities	1,857	48,642	475

Increase (decrease) in cash and equivalents	(51,772)	67,679	6,836
Cash and equivalents, beginning of year	89,408	21,729	14,893
Cash and equivalents, end of year	$37,636	$89,408	$21,729

Supplementary cash flow disclosures (note 16)

See accompanying notes to consolidated financial statements.

TASEKO MINES LIMITED
Consolidated Statements of Shareholders' Equity
(Expressed in thousands of Canadian Dollars, except for per share and share amounts)

		Year ended		Year ended		Year ended
	September 30, 2007		September 30, 2006		September 30, 2005

Common shares	Number of shares		Number of shares		Number of shares
Balance at beginning of the year	128,388,175	$197,592	103,457,316	$160,830	94,767,619	$150,481
Share purchase options at $0.25 per share	–	–	–	–	50,000	13
Share purchase options at $0.30 per share	–	–	–	–	100,000	30
Share purchase options at $0.38 per share	–	–	–	–	20,000	8
Share purchase options at $0.40 per share	–	–	–	–	22,500	9
Share purchase options at $0.55 per share	–	–	1,500,000	825	610,000	336
Share purchase options at $0.81 per share	–	–	–	–	45,000	36
Share purchase options at $1.15 per share	409,833	471	451,833	520	–	–
Share purchase options at $1.29 per share	75,000	97	60,000	77	–	–
Share purchase options at $1.36 per share	–	–	1,970,000	2,679	270,000	367
Share purchase options at $1.40 per share	–	–	3,405,500	4,768	44,500	62
Share purchase options at $1.50 per share	–	–	10,000	15	–	–
Share purchase options at $1.65 per share	–	–	–	–	10,000	17
Share purchase options at $2.07 per share	233,300	483	33,333	69	–	–
Share purchase options at $2.18 per share	244,000	532	7,500	16	–	–
Share purchase options at $2.63 per share	20,000	53	–	–	–	–
Share purchase options at $2.68 per share	27,500	74	–	–	–	–
Share purchase options at $3.07 per share	48,000	147	–	–	–	–
Share issued for the purchase of mineral property interest (note 8(f))	1,134,730	3,805	–	–	–	–
Fair value of stock options allocated to shares issued on exercise	–	1,786	–	4,869	–	743
Share purchase warrants at $0.40 per share	–	–	375,000	150	–	–
Share purchase warrants at $0.75 per share	–	–	3,913,332	2,935	2,313,336	1,735
Share purchase warrants at $1.40 per share	–	–	8,000,000	11,200	–	–
Share purchase warrants at $1.66 per share	–	–	5,204,361	8,639	–	–
Private placement at $1.45 per share, net of issue costs	–	–	–	–	5,204,361	6,994
Balance at end of the year	130,580,538	$205,040	128,388,175	$197,592	103,457,316	$160,830

Equity component of convertible debt
Balance at beginning of the period		13,655		9,823		9,823
Convertible bonds - August 2006		–		3,832		–
Balance at end of the year		$13,655		$13,655		$9,823

Tracking preferred shares
Balance at beginning and end of the year		$26,642		$26,642		$26,642

Contibuted surplus
Balance at beginning of the year		3,648		5,335		4,948
Stock-based compensation		6,771		3,182		1,129
Fair value of stock options allocated to shares issued on exercise		(1,786)		(4,869)		(742)
Balance at end of the year		$8,633		$3,648		$5,335

Accumulated other comprehensive income
Balance at beginning of the year		–		–		–
Unrealized loss on reclamation deposits		(419)		–		–
Unrealized gains on available-for-sale marketable securities (note 6)		4,710		–		–
Reclassification of realized gain on sale of marketable securities		(1,508)		–		–
Tax effect		(445)		–		–
Balance at end of the year		$2,338		$–		$–

Deficit
Balance at beginning of the year, as originally reported		(140,603)		(173,519)		(196,809)
Adjustment to opening deficit - change in accounting policy (note 4)		(307)		–		–
Net earnings for the year		48,262		32,916		23,290
Balance at end of the year		$(92,648)		$(140,603)		$(173,519)

TOTAL SHAREHOLDERS' EQUITY		$163,660		$100,934		$29,111

See accompanying notes to consolidated financial statements.

TASEKO MINES LIMITED
Notes to Consolidated Financial Statements
For the years ended September 30, 2007, 2006, and 2005
(Expressed in thousands of Canadian Dollars, except for per share and share amounts unless stated otherwise)

1.	NATURE OF OPERATIONS

Taseko Mines Limited ("Taseko" or the "Company") is a public company incorporated under the laws of the Province of British Columbia. At September 30, 2007, the Company's principal business activities related to the operations of the Gibraltar Copper Mine, and exploration on the surrounding properties as well as exploration on the Company’s 100% owned Prosperity Gold-Copper Property, Harmony Gold Property and Aley Niobium Property. The Gibraltar property and the Prosperity gold property are located in south central British Columbia, Canada, near the City of Williams Lake. The Harmony gold property is located on Graham Island, Queen Charlotte Islands (also known as Haida Gwaii), British Columbia. The Aley Niobium property is located in north eastern British Columbia, near the city of Mackenzie.

2.	BASIS OF PRESENTATION

These financial statements have been prepared in accordance with Canadian generally accepted accounting principles. These consolidated financial statements include the accounts of the Company and all of its subsidiaries. All material intercompany accounts and transactions have been eliminated.

3.	SIGNIFICANT ACCOUNTING POLICIES

(a)	Cash and equivalents

Cash and equivalents consist of cash and highly liquid investments, having maturity dates of three months or less from the date of acquisition, that are readily convertible to known amounts of cash. At September 30, 2007, of the $37,636 cash and cash equivalents held by the Company, $34,717 (US$34,898) were held in United States-dollar-denominated cash and equivalents (2006 – $81,560 (US$72,959)).

(b)	Revenue recognition

Revenue from the sales of metal in concentrate is recognized when persuasive evidence of a sales agreement exists, the title and risk is transferred to the customer, collection is reasonably assured, and the price is reasonably determinable. Revenue from the sales of metal may be subject to adjustment upon final settlement of shipment weights, assays and estimated metal prices. Adjustments to revenue for metal prices are recorded monthly and other adjustments are recorded on final settlement. Cash received in advance of meeting these revenue recognition criteria is recorded as deferred revenue. At September 30, 2007, the Company had deferred revenues of $Nil (2006 – $19,584) pertaining to cash received in advance of title and risk passing to the customer.

TASEKO MINES LIMITED
Notes to Consolidated Financial Statements
For the years ended September 30, 2007, 2006, and 2005
(Expressed in thousands of Canadian Dollars, except for per share and share amounts unless stated otherwise)

Under the Company’s concentrate sales contracts, final copper and molybdenum prices are set based on a specified future quotational period and the market metal price in that period. Typically, the quotational period for copper is four months after the date of arrival at the port of discharge and for molybdenum is one month after the month of shipment. Revenues are recorded under these contracts at the time title passes to the buyer and are based on the forward price for the expected settlement period. The contracts, in general, provide for a provisional payment based upon provisional assays and quoted metal prices. Final settlement is based on the average applicable price for a specified future period, and generally occurs from one to five months after shipment. The price adjustment features in the Company’s receivables are treated as embedded derivatives for accounting purposes and as such, are marked-to-market through earnings from the date of sale through the date of final pricing.

(c)	Inventory

Concentrate inventory consists of finished goods, work-in-process inventories and stockpiled ore. Concentrate inventory is valued based on the lower of average production cost and net realizable value. Production costs include the cost of raw materials, direct labour, mine-site overhead expenses and depreciation.

The costs of removing waste material in the process of mining ore, referred to as "stripping costs", are considered costs of the extracted minerals and recognized as a component of concentrate inventory to be recognized in cost of sales in the same period as the revenue from the sale of the concentrate inventory.

Supplies inventory is valued at the lower of average cost and replacement cost.

Copper cathode inventory consist of finished goods in the form of copper cathode sheets. Copper cathode inventory is valued at the lower of average production cost and net realizable value.

(d)	Plant and equipment

Plant and equipment are stated at cost less accumulated amortization. Mining and milling assets are amortized using the units of production method based on tons mined and milled, respectively, divided by the estimated tonnage to be recovered in the mine plan. During the year, the Company extended the life of its Gibraltar mine. Consequently, the useful life over which the Company’s mining and milling assets are depreciated has been extended to reflect their additional use from an extended mine life. Amortization for all other assets is calculated using the declining balance method at rates ranging from 10% to 50% per annum. Repairs and maintenance expenditures are charged to operations as incurred. Major improvements and replacements which extend the useful life of the asset are capitalized as incurred.

The costs of removing overburden material to access mineral reserve deposits, referred to as "pre- stripping costs" are accounted for as variable production costs to be included in the cost of inventory produced, unless the overburden removal activity can be shown to be a betterment of the mineral property, in which case these costs are capitalized. Betterment occurs when the overburden removal activity provides access to additional sources of mineral deposit reserves that

TASEKO MINES LIMITED
Notes to Consolidated Financial Statements
For the years ended September 30, 2007, 2006, and 2005
(Expressed in thousands of Canadian Dollars, except for per share and share amounts unless stated otherwise)

will be produced in future periods which would not have otherwise been accessible in the absence of the pre-stripping activity. These deferred costs are amortized using the units of production basis to cost of sales over the life of the mineral deposit reserves.

(e)	Mineral property interests

The Company capitalizes mineral property acquisition costs on a property-by-property basis. Exploration expenditures and option payments incurred prior to the determination of the feasibility of mining operations are charged to operations as incurred. Exploration expenditures incurred subsequent to the mining operations which do not increase production or extend the life of operations are expensed in the period incurred.

The Company capitalizes development expenditures which have (a) a probable future benefit which the Company can obtain, (b) result from a past transaction, and (c) occur on property controlled by the Company on mineralized ore bodies that have, or are determined to have as a result of these costs, economically mineable mineral reserves. Acquisition costs and development expenditures are amortized over the estimated life of the property, or written off to operations if the property is abandoned, allowed to lapse, or if there is little prospect of further work being carried out by the Company or its option or joint venture partners.

Mineral property acquisition costs include the cash consideration and the fair market value of common shares issued for mineral property interests pursuant to the terms of the relevant agreement. Payments relating to a property acquired under an option or joint venture agreement, where such payments are made at the sole discretion of the Company, are recorded in the accounts upon payment.

Costs related to feasibility work and the development of processing technology are expensed as incurred. Costs incurred subsequent to the determination of the feasibility of the processing technology will be capitalized and amortized over the life of the related plant.

Administrative expenditures are expensed as incurred.

The amount presented for mineral property interests represents costs incurred to date and accumulated acquisition costs, less write-downs and accumulated amortization, and does not necessarily reflect present or future values.

(f)	Site closure and reclamation costs

The Company accounts for site closure and reclamation costs in accordance with Canadian Institute of Chartered Accountants ("CICA") Handbook Section 3110, "Asset Retirement Obligations" ("HB 3110"). HB 3110 requires the recognition of any statutory, contractual or other legal obligation related to the retirement of tangible long-lived assets when such obligations are incurred, if a reasonable estimate of fair value can be made.

These obligations are measured initially at fair value and the resulting costs are capitalized to the carrying value of the related asset. In subsequent periods, the liability is adjusted for the accretion of the discount and any changes in the amount or timing of the underlying future cash

TASEKO MINES LIMITED
Notes to Consolidated Financial Statements
For the years ended September 30, 2007, 2006, and 2005
(Expressed in thousands of Canadian Dollars, except for per share and share amounts unless stated otherwise)

flows. The asset retirement cost is amortized to operations over the life of the asset. Changes resulting from revisions to the timing or the amount of the original estimate of undiscounted cash flows are recognized as an increase or a decrease in the carrying amount of the liability, and the related asset retirement cost is capitalized as part of the carrying amount of the related long-lived asset. In the event the required decrease in the asset retirement cost is in excess of the carrying value, the excess amount is recorded as a change in estimate in the statement of operations.

(g)	Impairment of long-lived assets

Long-lived assets, including mineral properties, plant and equipment, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized by the amount by which the carrying amount of the asset exceeds the fair value of the asset. Assets to be disposed of are separately presented in the balance sheet and reported at the lower of the carrying amount and the fair value less costs to sell, and are no longer amortized.

(h)	Share capital

The Company records proceeds from share issuances net of issue costs. Shares issued for consideration other than cash are valued at the quoted market price on the date of issue.

The proceeds, net of issue costs, from common shares issued pursuant to flow-through share financing agreements are credited to share capital and the tax benefits of these exploration expenditures are transferred to the purchaser of the shares.

(i)	Stock-based compensation

The Company has a share option plan which is described in note 14(b). The Company records all stock-based payments granted on or after October 1, 2002 using the fair value method.

Under the fair value method, stock-based payments are measured at the fair value of the consideration received or the fair value of the equity instruments issued or liabilities incurred, whichever is more reliably measurable, and are charged to operations over the vesting period. The offset is credited to contributed surplus.

Consideration received on the exercise of stock options is recorded as share capital and the related contributed surplus is transferred to share capital.

(j)	Income taxes

The Company uses the asset and liability method of accounting for income taxes. Under this method, future income tax assets and liabilities are computed based on differences between the carrying amounts of assets and liabilities on the balance sheet and their corresponding tax values, generally using the substantively enacted or enacted income tax rates expected to apply to taxable

TASEKO MINES LIMITED
Notes to Consolidated Financial Statements
For the years ended September 30, 2007, 2006, and 2005
(Expressed in thousands of Canadian Dollars, except for per share and share amounts unless stated otherwise)

income in the years in which those temporary differences are expected to be recovered or settled. Future income tax assets also result from unused loss carry forwards, resource-related pools, and other deductions. Future tax assets are recognized to the extent that they are considered more likely than not to be realized. The valuation of future income tax assets is adjusted, if necessary, by the use of a valuation allowance to reflect the estimated realizable amount.

(k)	Functional currency and foreign currency translations

The Company's functional currency is the Canadian dollar as the Canadian dollar is the currency of the primary economic environment in which the Company operates. While the Company receives its metal sales revenues in United States dollars, the majority of the Company's supplies, labor, and services are denominated in Canadian dollars. All of the business operations of the Company are located in Canada. A majority of the Company's financings are in Canadian dollars.

Foreign currency monetary assets and liabilities are translated into Canadian dollars at the exchange rate in effect at the balance sheet date. Non-monetary assets, liabilities, revenues and expenses are translated into Canadian dollars at the rate of exchange prevailing on the respective dates of the transactions. Foreign exchange gains and losses are included in earnings.

For operations considered self-sustaining, of which the Company has none, foreign currency assets and liabilities are translated into Canadian dollars at the exchange rate in effect at the balance sheet date. Revenues and expenses are translated at the average rate for the fiscal period. The resulting foreign exchange gains and losses are accumulated in a separate component of shareholders’ equity until there has been a realized reduction in the net investment in such operations.

(l)	Earnings per common share

Basic earnings per common share is based on the weighted average number of common shares outstanding during the period.

Diluted earnings per share is calculated using the treasury stock method, whereby all “in the money” options, warrants and equivalents are assumed to have been exercised at the beginning of the period and the proceeds from the exercise are assumed to have been used to purchase common shares at the average market price during the year. Dilution for convertible bonds and debentures is calculated on an if-converted basis.

(m)	Variable interest entities

The Company accounts for variable interest entities (“VIE”) in accordance with CICA Accounting Guideline 15, "Consolidation of Variable Interest Entities" ("AcG15"). AcG15 prescribes the application of consolidation principles for entities that meet the definition of a VIE. An enterprise holding other than a voting interest in a VIE could, subject to certain conditions, be required to consolidate the VIE if it is considered its primary beneficiary whereby it would absorb the majority of the VIE’s expected losses, receive the majority of its expected residual returns, or both.

TASEKO MINES LIMITED
Notes to Consolidated Financial Statements
For the years ended September 30, 2007, 2006, and 2005
(Expressed in thousands of Canadian Dollars, except for per share and share amounts unless stated otherwise)

(n)	Use of estimates

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting year. Significant areas requiring the use of management estimates relate to the impairment of mineral property interests and plant and equipment, the balances of reclamation liability, income taxes, valuation allowances for future income tax assets, rates for depletion, depreciation and amortization, the assumptions used in computing stock-based compensation, the fair value of the option to convert the debenture into common shares and future cash flows related thereto, receivables from sales of concentrate and valuation of concentrate inventory, and the determination of mineral reserves and mine life. Actual results could differ from these estimates.

(o)	Segment disclosures

The Company operates in a single reportable operating segment, the exploration, development and operation of mineral property interests, within the geographic area of British Columbia, Canada.

(p)	Comparative figures

Certain of the prior years' comparative figures have been restated to conform with the presentation adopted for the current year.

TASEKO MINES LIMITED
Notes to Consolidated Financial Statements
For the years ended September 30, 2007, 2006, and 2005
(Expressed in thousands of Canadian Dollars, except for per share and share amounts unless stated otherwise)

4.	CHANGES IN ACCOUNTING POLICY

Effective October 1, 2006, the Company adopted the following new accounting standards issued by the Canadian Institute of Chartered Accountants (“CICA”) relating to financial instruments. As required by the transitional provisions of these new standards, these new standards have been adopted on a prospective basis with no restatement to prior period financial statements.

(a)	Financial Instruments – Recognition and Measurement (Section 3855)

This standard sets out criteria for the recognition and measurement of financial instruments for fiscal years beginning on or after October 1, 2006. This standard requires all financial instruments within its scope, including derivatives, to be included on a Company’s balance sheet and measured either at fair value or, in certain circumstances when fair value may not be considered most relevant, at cost or amortized cost. Changes in fair value are to be recognized in the statements of operations or accumulated other comprehensive income, depending on the classification of the related instruments.

All financial assets and liabilities are recognized when the entity becomes a party to the contract creating the asset or liability. As such, any of the Company’s outstanding financial assets and liabilities at the effective date of adoption are recognized and measured in accordance with the new requirements as if these requirements had always been in effect. Any changes to the fair values of assets and liabilities prior to October 1, 2006 are recognized by adjusting opening deficit or opening accumulated other comprehensive income.

All financial instruments are classified into one of the following categories: held for trading, held-to-maturity, loans and receivables, available-for-sale financial assets, or other financial liabilities. Initial and subsequent measurement and recognition of changes in the value of financial instruments depends on their initial classification:

      Held-to-maturity investments, loans and receivables, and other financial liabilities are initially measured at fair value and subsequently measured at amortized cost. Amortization of premiums or discounts and losses due to impairment are included in current period net earnings.

      Available-for-sale financial assets are measured at fair value. Changes in fair value are included in other comprehensive income until the gain or loss is recognized in income.

      Held for trading financial instruments are measured at fair value. All changes in fair value are included in net earnings in the period in which they arise.

      All derivative financial instruments are measured at fair value, even when they are part of a hedging relationship. Changes in fair value are included in net earnings in the period in which they arise, except for hedge transactions which qualify for hedge accounting treatment in which case gains and closes are recognized in other comprehensive income.

TASEKO MINES LIMITED
Notes to Consolidated Financial Statements
For the years ended September 30, 2007, 2006, and 2005
(Expressed in thousands of Canadian Dollars, except for per share and share amounts unless stated otherwise)

In accordance with this new standard, the Company has classified its financial instruments as follows:

      Marketable securities are classified as available-for-sale securities. Such securities are measured at fair market value in the consolidated financial statements with unrealized gains or losses recorded in comprehensive income. At the time securities are sold or otherwise disposed of, gains or losses are included in net earnings.

      The Company’s investment in a convertible promissory note of Continental Minerals Corporation (“Continental”) contained an embedded derivative which required separation from the host contract and was measured at fair value. This change in accounting policy resulted in a mark-to-market adjustment of $307 to deficit and a similar increase to the carrying value of the Company’s investment in Continental at October 1, 2006. In February 2007, the Company redeemed the convertible promissory note for cash (note 6).

      Reclamation deposits invested in government bonds and treasury bills are classified as available-for-sale securities and are carried at fair market value, with the unrealized gain or loss recorded in shareholders’ equity as a component of other comprehensive income. These amounts will be reclassified from accumulated other comprehensive income to net earnings when the investment is sold. Previously, reclamation deposits were carried at cost, less provision for other than a temporary decline in value.

      Promissory note relating to the Red Mile Resources No. 2 Limited Partnership Agreement (“Red Mile”) is classified as a loan and receivable.

      Convertible bonds and debenture are classified as held-to-maturity and are measured at amortized costs.

      In accordance with this new standard, deferred financing costs relating to the issuance of the convertible bonds are no longer presented as a separate asset on the balance sheet and are now included in the carrying value of the term loan, and are amortized to interest expense using the effective interest rate method

The carrying amounts of cash and equivalents, accounts receivable, restricted cash, reclamation deposits, and accounts payable and accrued liabilities approximate their fair values due to their short term nature.

The fair values of the Boliden convertible debenture (note 12(b)) and the tracking preferred shares are not readily determinable with sufficient reliability due to the difficulty in obtaining appropriate market information. It is not practicable to determine the fair value of the investment and advances from related parties because of the related party nature of such amounts and the absence of a secondary market for such instruments.

TASEKO MINES LIMITED
Notes to Consolidated Financial Statements
For the years ended September 30, 2007, 2006, and 2005
(Expressed in thousands of Canadian Dollars, except for per share and share amounts unless stated otherwise)

(b)	Hedging (Section 3865)

This new standard specifies the circumstances under which hedge accounting is permissible and how hedge accounting may be performed. The Company currently does not have any financial instruments which qualify for hedge accounting.

(c)	Comprehensive Income (Section 1530)

Comprehensive income is the change in the Company’s shareholder equity that results from transactions and other events from other than the Company’s shareholders and includes items that would not normally be included in net earnings, such as unrealized gains or losses on available-for-sale investments. This standard requires certain gains and losses that would otherwise be recorded as part of net earnings to be presented in other “comprehensive income” until it is considered appropriate to recognize into net earnings. This standard requires the presentation of comprehensive income, and its components in a separate financial statement that is displayed with the same prominence as the other financial statements. Accumulated other comprehensive income is presented as a new category in shareholders’ equity.

Accordingly, the Company now reports a consolidated statement of comprehensive income and includes the account “accumulated other comprehensive income” in the shareholders’ equity section of the consolidated balance sheet.

5.	INVENTORY

	September 30	September 30
	2007	2006
Copper concentrate	$6,623	$16,213
Ore in process	2,320	2,114
Materials and supplies	8,510	5,891
Copper cathode	605	–
	$18,058	$24,218

TASEKO MINES LIMITED
Notes to Consolidated Financial Statements
For the years ended September 30, 2007, 2006, and 2005
(Expressed in thousands of Canadian Dollars, except for per share and share amounts unless stated otherwise)

6.	MARKETABLE SECURITIES AND INVESTMENTS

	As at September 30, 2007
		Unrealized
	Cost	Gain/(Loss)	Fair Value
Continental Minerals Corporation – Common shares	$9,880	$2,566	$12,446
Continental Minerals Corporation – Warrants	3,118	(2,232)	886
Investment in other public companies	4,574	636	5,210
	$17,572	$970	$18,542

	As at September 30, 2006
		Unrealized
	Cost	Gain/(Loss)	Fair Value
Continental Convertible Promissory Note	$11,500	$–	$11,500

At September 30, 2006, the Company held a convertible promissory note (“Note”) of Continental Minerals Corporation (“Continental”), a public company which is a related party by virtue of certain common directors. The Note contained a right to participate in Continental’s equity financings at a 5% discount to the price paid by other parties in the financing. In February 2007, the Company redeemed the Note and exercised its pre-emptive right to participate in Continental’s equity financing. The Company received the principal amount of the Note ($11,500) plus a 5% premium, for total proceeds of $12,100. The proceeds were used to subscribe for 7,318,182 equity units (“Units”) of Continental at a price of $1.65 per Unit. Each Unit consisted of one common share of Continental and one Continental common share purchase warrant, exercisable at a price of $1.80 per share for a one year period from the completion of the financing, thus expiring February 20, 2008. The proceeds paid for the Units were allocated to the common shares and warrants received of Continental based on the pro-rated fair value of the common shares ($9,880) and warrants ($3,118) at the time of the financing.

At September 30, 2007, the estimated fair value of the Continental warrants was estimated at $886 (using an expected volatility of 48%, a risk free interest rate of 3.90%, expected dividends of nil and a remaining life of approximately 0.4 years). Consequently, a mark-to-market adjustment of $2,232 was charged to operations.

As at September 30, 2007, the Company held 7,827,726 common shares and 7,318,182 share purchase warrants of Continental.

In February 2007, the Company sold 3,234,900 common shares of bcMetals Corporation (“bcMetals”), a public corporation listed on the TSX Venture Exchange for $5,500 and a realized gain of $1,508. The shares of bcMetals were acquired over the period from November 2006 to February 2007.

TASEKO MINES LIMITED
Notes to Consolidated Financial Statements
For the years ended September 30, 2007, 2006, and 2005
(Expressed in thousands of Canadian Dollars, except for per share and share amounts unless stated otherwise)

7.	ARRANGEMENT AGREEMENT (TRACKING PREFERRED SHARES AND HARMONY GOLD PROPERTY)

In October 2001, the Company and its subsidiary Gibraltar Mines Ltd. ("Gibraltar") completed the acquisition of the Harmony Gold Property and related assets from Continental, for 12,483,916 series "A" non-voting tracking preferred shares of Gibraltar and $2,230 cash. The tracking preferred shares were recorded at $26,642 and are designed to track and capture the value of the Harmony Gold Property and will be redeemed for common shares of Taseko upon a realization event, such as a sale of the Harmony Gold Property to a third party or commercial production at the Harmony Gold Property or, at the option of Gibraltar, if a realization event has not occurred within ten years. Accordingly, the tracking preferred shares have been classified within shareholders’ equity on the consolidated balance sheet.

As previously noted, the Gibraltar tracking preferred shares are redeemable for common shares of Taseko upon the occurrence of certain value realization events for the Harmony Gold Property. The tracking preferred shares are redeemable at specified prices per common share of Taseko starting at $3.39 and escalating by $0.25 per year, currently at $5.14 (as of September 30, 2007). If a realization event does not occur on or before October 16, 2011, Gibraltar has the right to redeem the tracking preferred shares for Taseko common shares at a deemed price equal to the greater of the then average 20 day trading price of the common shares of Taseko and $10.00. The Taseko common shares to be issued to Continental upon a realization event will in turn be distributed pro-rata, after adjustment for any taxes, to the holders of redeemable preferred shares of Continental that were issued to Continental shareholders at the time of the Arrangement Agreement.

TASEKO MINES LIMITED
Notes to Consolidated Financial Statements
For the years ended September 30, 2007, 2006, and 2005
(Expressed in thousands of Canadian Dollars, except for per share and share amounts unless stated otherwise)

8.	MINERAL PROPERTY INTERESTS

	September 30	September 30
	2007	2006
Gibraltar Copper Mine (note 8(a))	$10,062	$2,626
Prosperity Gold-Copper Property (note 8(b))	1	1
Harmony Gold Property (note 8(c))	1	1
Aley Niobium Property (note 8(f))	8,343	–
	$18,407	$2,628

(a)	Gibraltar Copper Mine

In July 1999, the Company acquired a 100% interest in the Gibraltar Copper Mine mineral property, located near Williams Lake, British Columbia, Canada from Boliden Westmin (Canada) Limited ("BWCL") for $3,325. The acquisition of the Gibraltar mine, which had been on care and maintenance since 1998, included plant and equipment and supplies inventory of the Gibraltar mine, and $8,000 of funds set aside for future reclamation. As part of its 1999 operating permits, the Company had agreed to incur a total of $4,000 on reclamation and environmental programs during the six year period July 1999 to July 2005. The Gibraltar mine final reclamation and closure plan is updated every five years. The most recent reclamation plan and closure report was approved by the British Columbia Ministry of Energy and Mines in 2004. Pursuant to this approved closure plan, the Ministry agreed that the Company had satisfied the $4,000 reclamation obligation required under the 1999 operating permits.

The agreement contained certain indemnification clauses. The $8,000 of funds set aside for future reclamation were considered a "Qualified Environmental Trust" for Canadian income tax purposes. During the year ended September 30, 2003, the Government of British Columbia released these funds from the Trust, which resulted in an income inclusion to the Company, and consequently resulted in the Company utilizing $3,570 of tax pools otherwise available to it. The Company has made a claim to BWCL for this estimated tax liability under the indemnification terms of the agreement. No amount has been recognized in these consolidated financial statements related to this claim.

During the year ended September 30, 2004, the Company commenced restart activities and entered into an agreement with Ledcor CMI Ltd. and Ledcor Mining Ltd. (together "Ledcor"), whereby Ledcor would finance certain equipment and commission, restart, and operate the Gibraltar mine. Ledcor’s primary responsibility was the commissioning and the operating of the mine in addition to other aspects of mine operations, including drilling, blasting, loading and hauling of ore and waste as well as the recruitment of personnel and the maintenance of equipment and facilities. Pursuant to the agreement, the Company was required to maintain a bank account with a balance of at least $5,000 in a "product revenue account", for the purposes of providing a working capital reserve for operations and general administrative costs. The Company granted a general security agreement in favour of Ledcor in the amount of $5,800 and a second charge on certain mine equipment with an appraised fair value of at least $5,800.

TASEKO MINES LIMITED
Notes to Consolidated Financial Statements
For the years ended September 30, 2007, 2006, and 2005
(Expressed in thousands of Canadian Dollars, except for per share and share amounts unless stated otherwise)

In July 2006, the Company effected a notice of voluntary withdrawal from the agreement established with Ledcor. Under this notice, and effective November 2006, the Company assumed responsibility as operator of the Gibraltar mine and paid to Ledcor a termination fee of $3,500. This termination fee was accrued for in the consolidated financial statements for the year ended September 30, 2006 and was paid during the year ended September 30, 2007.

(b)	Prosperity Gold-Copper Property

The Company owns 100% of the Prosperity Gold-Copper Property, consisting of 196 mineral claims covering the mineral rights for approximately 85 square km in the Clinton Mining Division in south central British Columbia, Canada. The $28,660 cash and share consideration to acquire the Prosperity property was written down to a nominal $1 value in fiscal 2001, to reflect the extended depressed conditions in the metals markets at that time.

In May 2005, the Company entered into an option agreement with Amarc Resources Ltd ("Amarc"), a public company with certain directors in common with Taseko, for Amarc to earn a 50% interest in the Wasp and Anvil properties currently held by Taseko, which are located approximately 15 kilometers southeast of the Company's Prosperity project. Amarc was the operator and could have acquired its interest by incurring $150 of exploration expenditures over a two year period. During the year ended September 30, 2006, Amarc terminated the option agreement on these properties.

(c)	Harmony Gold Property

Under the terms of an arrangement agreement (note 7), the Company acquired a 100% interest in the Harmony Gold Property in fiscal 2002.

The Company does not believe there has been a fundamental change in the nature of the Harmony Gold Property; however, as the Company had not conducted significant exploration or development on the property in the last several years the Harmony Gold Property was written down to a nominal value of $1 during the year ended September 30, 2004.

(d)	Gibraltar Reclamation Trust Limited Partnership ("GRT Partnership")

In December 2003, the GRT Partnership completed a private placement of limited partnership units for aggregate proceeds of $18,600, and entered into a joint venture arrangement with Gibraltar, with the purpose of restarting the Gibraltar mine with the funds raised. Gibraltar, as its contribution to the joint venture, was to contribute the use of its mine assets and fund the start-up expenses of the Gibraltar mine, and the GRT Partnership funded a qualifying environmental trust ("QET"), which consequently allowed Gibraltar to access other funds then held by the Government of British Columbia as a security for the mine’s environmental reclamation obligations. Under the joint venture agreement, the GRT Partnership was to be entitled to certain revenues or production share from the Gibraltar mine following the resumption of production.

TASEKO MINES LIMITED
Notes to Consolidated Financial Statements
For the years ended September 30, 2007, 2006, and 2005
(Expressed in thousands of Canadian Dollars, except for per share and share amounts unless stated otherwise)

In March 2004, the Company issued 7,967,742 common shares at $2.79 per share for total consideration of $22,230 to acquire all of the units of the GRT Partnership. In conjunction with this agreement, certain directors and officers of the Company personally guaranteed certain obligations to third parties on behalf of the Company to the extent of $4,500. In consideration for the guarantee, the Company issued 225,000 common shares at $2.00 per share to those directors and officers.

(e)	Royalty Agreement (promissory note and royalty obligation)

In September 2004, the Company entered into agreements with an unrelated investment partnership, Red Mile Resources No. 2 Limited Partnership ("Red Mile"). Gibraltar sold to Red Mile a royalty for $67,357 cash, which cash was received on September 29, 2004. These funds were subsequently invested in a promissory note with a trust company and the Company pledged the promissory note along with interest earned and to be earned thereon for a total of $70,200 to secure its royalty obligations under the agreements.

At September 30, 2007, the promissory note amounted to $74,436 (2006 – $73,166), of which $2,086 (2006 – $2,157) is current, while the royalty obligation amounted to $65,416 (2006 – $66,789) of which $2,086 (2006 – $2,157) is current.

Pursuant to the agreements, the Company received an aggregate of $10,500 in fees and interest for services performed in relation to the Red Mile transaction, of which $5,250 was received in each of September and December of 2004, and included in interest and other income.

The amount of $5,250 received in September 2004 included $1,750 for indemnifying an affiliate of Red Mile from any claims relating to a breach by Gibraltar under the royalty agreement. The funds received in respect of the indemnification are presented as deferred revenue, and are recognized over the expected remaining life of the royalty agreement, with $1,225 (2006 – $1,400) remaining as deferred as at September 30, 2007, of which $175 (2006 – $175) is classified as current.

Annual royalties will be payable by Gibraltar to Red Mile at rates ranging from $0.01 per pound to $0.14 per pound of copper produced during the period from the commencement of commercial production (as defined in the agreement) to the later of (i) December 2014 and (ii) five years after the end of commercial production from the mine. For the year ended September 30, 2007, Gibraltar paid a royalty of $0.0555 (2006 – $0.0607) per pound of copper produced to Red Mile. Gibraltar is entitled to have released to it funds held under the promissory note and interest thereon to fund its royalty obligations to the extent of its royalty payment obligations.

The Company has a pre-emptive option to effectively purchase ("call") the royalty interest by acquiring the Red Mile partnership units at a future date in consideration of a payment which is (i) approximately equal to the funds received by the Company less royalty payments to date, or (ii) fair value, whichever is lower. Under certain circumstances, the investors in Red Mile also have a right to sell ("put") their Red Mile partnership units to the Company at fair value; however such right is subject to the Company's pre-emptive right to exercise the "call" in advance of any "put" being exercised and completed.

TASEKO MINES LIMITED
Notes to Consolidated Financial Statements
For the years ended September 30, 2007, 2006, and 2005
(Expressed in thousands of Canadian Dollars, except for per share and share amounts unless stated otherwise)

The Company has granted to Red Mile a net profits interest ("NPI"), which survives any "put" or "call" of the Red Mile units. The NPI is applicable for the years 2011 to 2014 and is 2% if the price of copper averages US$2.50 to US$2.74 per pound, 3% if the price of copper averages US$2.75 to US$2.99 per pound and 4% if the price of copper averages US$3.00 per pound or greater for any year during that period. The US-dollar pricing amounts specified above are based upon an exchange rate of US$0.75 for Cdn$1.00, and shall be adjusted from time to time by any variation of such exchange rates. No NPI is payable until the Company reaches a pre-determined aggregate level of revenues less defined operating costs and expenditures. No NPI is payable at September 30, 2007.

In accordance with AcG15, the Company has determined that the royalty agreement created certain variable interest entities for which the Company holds a variable interest. However, as the Company is not the primary beneficiary under the agreement, it is not required to consolidate any of such entities.

(f)	Aley Niobium Property

In June 2007, the Company completed the acquisition of all the issued and outstanding shares in the capital of a private company with a project in northeastern British Columbia, Canada (“the Transaction”), for a total cash consideration to the acquired company’s shareholders of $1,500 as well as a share settlement to the value of $2,970 (consisting of 894,730 common shares).

In the above Transaction, the Company also purchased the residual net smelter royalties from Teck Cominco Metals Limited (“Teck”) for a total cash consideration to Teck of $300 and the issuance of units with a value of $835 (consisting of 240,000 common shares and 120,000 warrants). Each warrant is exercisable into one common share at $3.48 until June 4, 2009.

The following table summarizes the total purchase consideration of Aley and the NSR:

(in 000’s)	Amount
Cash	$1,800
Issuance of 1,134,730 common shares	3,642
Issuance of 120,000 warrants	163
Total purchase consideration	$5,605

The total acquisition price has been allocated to the net assets acquired and liabilities assumed follows:

Amount
Current assets	$79
Mineral property interests	8,343
Current liabilities	(123)
Future income taxes	(2,694)
Total consideration paid, being cash, common shares and units	$5,605

TASEKO MINES LIMITED
Notes to Consolidated Financial Statements
For the years ended September 30, 2007, 2006, and 2005
(Expressed in thousands of Canadian Dollars, except for per share and share amounts unless stated otherwise)

The results of operations of this acquired company have been included in the Company’s consolidated financial statements from the date of the acquisition.

9.	MINERAL PROPERTIES, PLANT AND EQUIPMENT

Plant and equipment - Gibraltar Mine
	September 30, 2007			September 30, 2006
		Accumulated	Net book		Accumulated	Net book
	Cost	Amortization	value	Cost	amortization	Value
Buildings and equipment	$6,115	$1,905	$4,210	$6,060	$1,443	$4,617
Mine equipment	62,056	9,216	52,840	35,680	7,494	28,186
Plant and equipment	73,260	1,698	71,562	14,637	1,223	13,414
Vehicles	1,511	753	758	992	498	494
Computer equipment	3,178	2,225	953	1,766	915	851
Land	402	–	402	152	–	152
Deferred pre-stripping costs	32,949	–	32,949	285	–	285
Asset retirement costs (note 13)	1,426	–	1,426	–	–	–
Total Gibraltar mine	$180,897	$15,797	$165,100	$59,572	$11,573	$47,999

Mineral property interests (note 8)			$18,407			$2,628

Net asset retirement obligation adjustment			$(6,609)			$(7,182)

Mineral properties, plant and equipment			$176,898			$43,445

As at September 30, 2007, approximately $94,656 (2006 – $8,600) of plant and equipment is under construction and not being amortized.

10.	RESTRICTED CASH

In February 2007, Taseko issued a standby letter of credit, collateralized by cash in the amount of $4,400, to British Columbia Hydro and Power Authority (“B.C. Hydro”) to provide security for costs to be incurred by BC Hydro relating to the electrical system reinforcements required for the Gibraltar Expansion Project in accordance with “Credit Support Agreement” between Gibraltar and B.C. Hydro. Under the agreement, the Company is required to submit a standby letter of credit as a guarantee in the amount of $4,400 in order for B.C. Hydro to initiate procurement of major equipment as part of systems reinforcements. The letter of credit will be released over time, as Gibraltar consumes power.

TASEKO MINES LIMITED
Notes to Consolidated Financial Statements
For the years ended September 30, 2007, 2006, and 2005
(Expressed in thousands of Canadian Dollars, except for per share and share amounts unless stated otherwise)

11.	RELATED PARTY TRANSACTIONS AND ADVANCES

Related party transactions not disclosed elsewhere in these consolidated financial statements are as follows:

	Years ended September 30
Transactions	2007	2006	2005
Services rendered and expenses reimbursed
Hunter Dickinson Inc. (a)	$4,936	$2,869	$1,223
Hunter Dickinson Group Inc. (b)	–	–	13

Advances to related party	September 30	September 30
	2007	2006
Hunter Dickinson Inc. (a) (c)	$807	–

Advances from related party	September 30	September 30
	2007	2006
Hunter Dickinson Inc. (a) (c)	–	$26

(a)

Hunter Dickinson Inc. ("HDI") is a private company owned equally by nine public companies, one of which is Taseko. HDI has certain directors in common with the Company and provides geological, corporate development, administrative and management services to, and incurs third party costs on behalf of, the Company and its subsidiaries on a full cost recovery basis pursuant to an agreement dated December 31, 1996. The liability of advances from related party at September 30, 2006 was recorded in accounts payable and accrued liabilities.

(b)	Hunter Dickinson Group Inc. is a private company with certain directors in common that provided consulting services to the Company.

(c)	Advances are non-interest bearing and due on demand.

TASEKO MINES LIMITED
Notes to Consolidated Financial Statements
For the years ended September 30, 2007, 2006, and 2005
(Expressed in thousands of Canadian Dollars, except for per share and share amounts unless stated otherwise)

12.	CONVERTIBLE DEBT

	September 30	September 30
	2007	2006
Liability Component
Convertible Bonds – August 2006	$26,693	$29,761
Convertible Debenture – Boliden	14,315	13,013
Convertible Debt – Liability Component	$41,008	$42,774

Equity Component
Convertible Bonds – August 2006	$3,832	$3,832
Convertible Debenture – Boliden	9,823	9,823
Convertible Debt – Equity Component	$13,655	$13,655

(a)	Convertible Bonds – August 2006

On August 29, 2006 (the “Closing”), the Company issued US$30,000 in principal amount of five year convertible bonds due in 2011 (the "Bonds") to qualified institutional buyers. The Bonds are convertible into the Company’s common shares. The Bonds constitute direct, unsubordinated, unsecured, general and unconditional obligations of the Company.

The Bonds were issued at 100% and, if not converted, will be redeemed at maturity at 101%. The Bonds carry coupon interest rates of 7.125% per annum. The Bonds are convertible at the holder’s option after 40 days from issuance until August 19, 2011 at a conversion price of US$3.35, or up to 8,955,224 common shares of the Company, which was a premium of approximately 40% over the trading price of the Company’s shares at the time of Closing. At any time after September 12, 2008, the Company will have the right to call for the conversion of the Bond into the number of shares as set out above, so long as the Company’s shares trade at least 50% above the conversion price for at least 20 business days in any period of 30 consecutive business days. On August 29, 2009, the Bondholders have a one time right to redeem the Bonds at 100.60%.

For accounting purposes, the Bonds contain both a liability component and an equity component, being the holder’s conversion right, which have been separately presented in the consolidated balance sheets. The Company has allocated the US$30,000 face value of the Bonds to the liability and equity components. At issuance, the Company estimated the fair value of the conversion option by deducting the present value of the future cash outflows of the Bonds from the face value of the principal of the Bonds. The fair value of the liability component was determined by discounting the stream of future payments of interest and principal at the estimated prevailing market rate of 10.5% for a comparable debt instrument that excluded any conversion privilege by the holder. The residual carrying value of the Bonds is required to be accreted to the redemption value of the Bonds to the first redemption date of the Bonds based on an effective annual interest rate of 12%. For the year ended September 30, 2007, interest and accretion relating to the debt totaled $3,989 (2006 – $296). The continuity of the Bond is as follows:

TASEKO MINES LIMITED
Notes to Consolidated Financial Statements
For the years ended September 30, 2007, 2006, and 2005
(Expressed in thousands of Canadian Dollars, except for per share and share amounts unless stated otherwise)

	Year ended	Year ended
	September 30,	September 30,
	2007	2006
Present value of convertible bonds
Beginning of period	$29,761	$29,399
Unrealized foreign exchange loss (gain)	(3,306)	265
Finance cost reclassification (note 4(a))	(1,382)	-
Accretion for the year	1,620	97
End of period	26,693	29,761
Conversion right	3,832	3,832
Convertible bonds	$30,525	$33,593

Convertible Bonds	September 30,	September 30,
	2007	2006

Summary of the convertible bond terms
Principal amount of convertible debenture	US $30,000	US $30,000
Price per common share of the unexercised conversion right	US$ 3.35	US$ 3.35
Number of common shares potentially issuable under
unexercised conversion right	8,955,224	8,955,224

(b)	Convertible Debenture – Boliden

On July 21, 1999, in connection with the acquisition of the Gibraltar mine, the Company issued a $17,000 interest-free debenture to BWCL, which is due on July 21, 2009, but is convertible into common shares of the Company over a 10 year period commencing at a price of $3.14 per share in year one and escalating by $0.25 per share per year thereafter ($5.14 per share as at September 30, 2007). BWCL’s purchase of the convertible debenture was receivable as to $4,000 in July 1999, $1,000 on October 19, 1999, $3,500 on July 21, 2000, and $8,500 by December 31, 2000, all of which were received. BWCL has the right to convert, in part or in whole from time to time, the debenture into fully paid common shares of the Company from year one to year ten, but has not requested any conversions to date.

From the commencement of the sixth year to the tenth year, the Company has the right to automatically convert the debenture into common shares at the then-prevailing market price. The Company has the right and the intention to settle the convertible debenture through the issuance of common shares, notwithstanding the Company’s right to settle the debenture with cash.

Accounting standards in Canada for compound financial instruments require the Company to allocate the proceeds received from the convertible debenture between (i) the estimated fair value of the holder’s option to convert the debenture into common shares and (ii) the estimated fair value of the future cash outflows related to the debenture. At issuance, the Company estimated the fair value of the conversion option by deducting the present value of the future cash outflows of the convertible debenture, calculated using a risk-adjusted discount rate of 10%, from the face value of the principal of the convertible debenture. The residual carrying value of the convertible debenture is accreted to the face value of the convertible debenture over the life of the debenture by a charge to earnings. The continuity of the convertible debenture is as follows:

TASEKO MINES LIMITED
Notes to Consolidated Financial Statements
For the years ended September 30, 2007, 2006, and 2005
(Expressed in thousands of Canadian Dollars, except for per share and share amounts unless stated otherwise)

	Year ended	Year ended
	September 30	September 30
	2007	2006
Present value of convertible debenture
Beginning of period	$13,013	$11,830
Accretion for the period	1,302	1,183
End of period	14,315	13,013
Conversion right	9,823	9,823
Convertible debenture	$24,138	$22,836

Boliden convertible debenture	September 30	September 30
	2007	2006

Summary of the convertible debenture terms
Principal amount of convertible debenture	$17,000	$17,000
Price per common share of the unexercised conversion right	$5.14	$4.89
Number of common shares potentially issuable under
unexercised conversion right	3,307,393	3,476,482

TASEKO MINES LIMITED
Notes to Consolidated Financial Statements
For the years ended September 30, 2007, 2006, and 2005
(Expressed in thousands of Canadian Dollars, except for per share and share amounts unless stated otherwise)

13.	SITE CLOSURE AND RECLAMATION OBLIGATIONS

The continuity of the provision for site closure and reclamation costs related to the Gibraltar mine is as follows:

Balance, September 30, 2004	$15,740
Changes during fiscal 2005:
Accretion expense	1,574
Balance, September 30, 2005	17,314
Changes during fiscal 2006:
Reclamation incurred	(71)
Accretion expense	1,732
Balance, September 30, 2006	18,975
Changes during fiscal 2007:
Reclamation incurred	(167)
Accretion expense	1,777
Additional site closure and reclamation obligation recognized	4,449
Reduction in the present value of reclamation liability due to an extension in mine life	(7,593)
Balance, September 30, 2007	$17,441

During the year ended September 30, 2007, the value of the underlying site closure and reclamation obligation was revised to reflect an increase in the life of the Gibraltar mine. This change resulted in a revision to the timing of undiscounted cash flows associated with the carrying amount of the liability and a reduction in the present value of the site closure and reclamation obligation. Also during the year ended September 30, 2007, the Company increased its estimated reclamation costs to reflect higher than anticipated costs, a higher market risk premium and an increased area of disturbance during the year. The impact of these changes in estimates are:

    an increase to asset retirement costs included in mineral properties, plant and equipment and corresponding increase to reclamation obligation of $4,449 (2006 – $Nil).

    a decrease of $7,593 (2006 – $Nil) in the present value of the reclamation obligation due to an extension in the mine life.

    a gain of $4,570 (2006 – $Nil) resulting from a decrease in the asset retirement cost in excess of its carrying value.

The new estimated amount of the reclamation costs, adjusted for estimated inflation at 2.2% to 2.5% per year, in 2022 dollars, is $68,400 (2006 – $49,400) and is expected to be spent over a period of approximately three years beginning in 2022. The credit-adjusted risk free rates at which the estimated future cash flows have been discounted at 7.1% to 10%, which results in a net present value of $17,441 (2006 – $18,975). The accretion for the year ended September 30, 2007 of $1,777 (2006 – $1,732) is charged to the statement of operations.

As required by regulatory authorities, at September 30, 2007, the Company had cash reclamation deposits totaling $33,396 (2006 – $32,004) comprised of $33,186 (2006 – $31,814) for the Gibraltar mine, $30 (2006 – $15) for the Prosperity project, $175 (2006 – $175) for the Harmony project and $5 (2006 – $Nil) for the Aley Niobium Project. These deposits are invested in government bonds and treasury bills and bear interest at rates ranging from 3.05% to 11% per annum.

TASEKO MINES LIMITED
Notes to Consolidated Financial Statements
For the years ended September 30, 2007, 2006, and 2005
(Expressed in thousands of Canadian Dollars, except for per share and share amounts unless stated otherwise)

14.	SHARE CAPITAL

(a)	Authorized

Authorized share capital of the Company consists of an unlimited number of common shares without par value.

(b)	Share purchase option plan

The Company has a share purchase option compensation plan (the “Plan”) approved by the shareholders that allows it to grant options, subject to regulatory terms and approval, to its directors, employees, officers, and consultants. The Plan is based on a maximum number of eligible shares equaling a rolling percentage of up to 10% of the Company’s outstanding common shares, calculated from time to time. Pursuant to the Plan, if outstanding options are exercised, or expire, and/or the number of issued and outstanding common shares of the Company increases, the options available to grant under the Plan increase proportionately. The exercise price of each option is set by the Board of Directors at the time of grant and cannot be less than the market price (less permissible discounts) on the Toronto Stock Exchange. Options may have a term of up to ten years and typically terminate 30 days following the termination of the optionee’s employment, except in the case of retirement or death. Vesting of options is at the discretion of the Board at the time the options are granted.

The continuity of share purchase options is as follows:

	2007		2006		2005
	Number	Average	Number	Average	Number	Average
	of shares	Price	of shares	Price	of shares	Price
Opening balance	3,578,834	$1.78	9,280,500	$1.17	8,627,500	$1.13
Granted during the period	3,301,500	3.21	2,159,500	2.24	2,040,000	1.15
Exercised during the period	(1,057,633)	1.76	(7,438,166)	1.21	(1,172,000)	0.75
Expired/cancelled during period	(115,334)	2.20	(423,000)	0.91	(215,000)	1.47
Closing balance	5,707,367	$2.60	3,578,834	$1.78	9,280,500	$1.17

Average contractual remaining life (years)		3.40		3.70		1.69
Range of exercise prices		$1.15 - $4.09		$1.15 - $2.68		$0.55 - $1.50

TASEKO MINES LIMITED
Notes to Consolidated Financial Statements
For the years ended September 30, 2007, 2006, and 2005
(Expressed in thousands of Canadian Dollars, except for per share and share amounts unless stated otherwise)

The following table summarizes information about share purchase options outstanding at September 30, 2007:

	Options outstanding			Options exercisable
	Number	Weighted	Weighted	Number	Weighted
	outstanding at	average	average	exercisable at	average
Range of exercise	September 30	remaining	exercise	September 30	exercise
prices	2007	contractual life	price	2007	price
$1.15	1,128,334	3.00 years	$1.15	1,128,334	$1.15
$2.07 to $2.18	807,533	2.90 years	$2.17	495,866	$2.18
$2.63 to $3.07	3,303,000	3.62 years	$3.00	1,231,000	$2.94
$4.03 to $4.09	468,500	3.58 years	$4.07	–	-
	5,707,367	3.40 years	$2.60	2,855,200	$2.10

As at September 30, 2007, 2,855,200 (2006 – 1,452,177) of the options outstanding had vested with optionees and were exercisable.

The exercise prices of all share purchase options granted during the year were equal to the market price at the grant date. The weighted average assumptions used to estimate the fair value of options during the years ended September 30, 2007, 2006, and 2005 were:

	2007	2006	2005
Risk free interest rate	4%	4%	3%
Expected life	4.20 years	3.93 years	2.75 years
Volatility	68%	71%	90%
Expected dividends	nil	nil	nil

c)	Share purchase warrants

The continuity of share purchase warrants during the year ended September 30, 2007 is as follows:

		Outstanding				Outstanding
	Exercise	September 30				September 30
Expiry dates	price	2006	Issued	Exercised	Expired	2007
June 4, 2009	$3.48	–	120,000	–	–	120,000

The continuity of share purchase warrants during the year ended September 30, 2006 is as follows:

		Outstanding				Outstanding
	Exercise	September 30				September 30
Expiry dates	price	2005	Issued	Exercised	Expired	2006
January 8, 2006	$0.40	375,000	–	(375,000)	–	–
December 31, 2005	$0.75	3,913,332	–	(3,913,322)	–	–
September 28, 2006	$1.40	8,000,000	–	(8,000,000)	–	–
September 18, 2006	$1.66	5,204,361	–	(5,204,361)	–	–
		17,492,693	–	(17,492,693)	–	–

TASEKO MINES LIMITED
Notes to Consolidated Financial Statements
For the years ended September 30, 2007, 2006, and 2005
(Expressed in thousands of Canadian Dollars, except for per share and share amounts unless stated otherwise)

The continuity of share purchase warrants during the year ended September 30, 2005 is as follows:

		Outstanding				Outstanding
	Exercise	September 30				September 30
Expiry dates	price	2004	Issued	Exercised	Expired	2005
January 8, 2006	$0.40	375,000	–	–	–	375,000
December 31, 2005	$0.75	6,226,668	–	(2,313,336)	–	3,913,332
March 10, 2005	$2.25	3,900,000	–	–	(3,900,000)	–
September 28, 2006	$1.40	8,000,000	–	–	–	8,000,000
September 18, 2006	$1.66	–	5,204,361	–	–	5,204,361
		18,501,668	5,204,361	(2,313,336)	(3,900,000)	17,492,693

d)	Earnings per share

The following table sets forth the computation of diluted earnings per share:

	2007	2006	2005

Earnings available to common shareholders	$48,262	$32,916	$$23,290
Effect of assumed conversions:
Accretion on convertible debenture/bonds	1,608	97	–
Interest on convertible bonds	2,368	199	–
Tax effect on interest on convertible bonds	(820)	(73)	–
Earnings available to common shareholders including assumed conversion:	51,418	33,139	23,290

Basic weighted-average number of shares outstanding (in thousands)	129,218	113,554	100,022
Effect of dilutive securities:
Stock options	1,438	3,332	1,431
Warrants	2	2,626	2,952
Tracking preferred shares	2,664	2,664	2,664
Convertible debenture/bonds	8,956	4,286	3,664
Diluted weighted-average number of shares outstanding (in thousands)	142,278	126,462	110,733

Earnings per share
Basic	$0.37	$0.29	$0.23
Diluted	0.36	0.26	0.21

The following table lists the stock options and share issuable under convertible debentures excluded from the computation of diluted earnings per share because their inclusion would have been anti-dilutive for the periods presented (in thousands):

	2007	2006	2005

Stock options	3,302	2,025	570
Share purchase warrants	–	–	5,204
Shares issuable under convertible bonds	3,308	–	–

TASEKO MINES LIMITED
Notes to Consolidated Financial Statements
For the years ended September 30, 2007, 2006, and 2005
(Expressed in thousands of Canadian Dollars, except for per share and share amounts unless stated otherwise)

15.	INCOME TAXES

Income tax expense (recovery) differs from the amount which would result from applying the statutory Canadian income tax rates (2007 – 34.1% 2006 – 36.6%, 2005 – 39.5%) for the following reasons:

	2007	2006	2005

Earnings before income taxes	$87,866	$38,961	$5,768

Expected tax expense based on statutory rates	29,980	14,268	2,278
Permanent differences	3,119	2,403	871
Adjustment to tax reserve	-	2,028	–
Deductions not allowable (allowable) for tax
purposes	8,289	(1,360)	(2,912)
Recognition of previously unrecognized tax assets	(324)	(12,172)	(17,351)
Other	(1,460)	878	(408)
Tax expense (recovery) for the year	$39,604	$6,045	$(17,522)

Presented as:
Current income tax expense (recovery)	$3,959	$4,397	$(4,099)
Future income tax expense (recovery)	35,645	1,648	(13,423)
	$39,604	$6,045	$(17,522)

As at September 30, 2007 and 2006, the estimated tax effect of the significant components within the Company’s future tax assets were as follows:

	2007	2006
Mineral properties	$-	$4,907
Loss carry forwards	52	154
Royalty obligation	19,128	20,181
BC mining taxes	1,839	9,850
Other tax pools	733	720
	21,752	35,812
Valuation allowance	(13,613)	(13,937)
Future income tax assets	8,139	21,875

Partnership deferral	(5,320)	(4,288)
Reclamation obligation	(5,344)	(4,286)
Plant and equipment	(11,543)	(1,526)
Mineral properties and deferred stripping	(11,856)	-
Unrealized foreign exchange gain	(491)	-
Unrealized gain recorded in comprehensive income	(445)	-
Net future income tax asset (liability)	$(26,860)	$11,775

Current portion – future income tax asset (liability)	$(5,320)	$11,601
Long term future income tax asset (liability)	(21,540)	174
Net future income tax asset (liability)	$(26,860)	$11,775

TASEKO MINES LIMITED
Notes to Consolidated Financial Statements
For the years ended September 30, 2007, 2006, and 2005
(Expressed in thousands of Canadian Dollars, except for per share and share amounts unless stated otherwise)

At September 30, 2007 the Company’s tax attributes included capital losses totaling $nil (2006 –$900) which are available indefinitely to offset future taxable capital gains, and resource tax pools totaling approximately $14,000 (2006 – $16,800) which are available indefinitely to offset future taxable income. The Company also has non-capital losses of $169 to offset future taxable income which expire in 2027.

The Company has accrued a long term tax provision of $24,645 (2006 – $21,058) related to various tax pools.

16.	SUPPLEMENTARY CASH FLOW DISCLOSURES

In addition to the non-cash operating, financing and investing activities primarily disclosed, the Company’s non-cash operating, financing and investing activities were as follows:

	September 30	September 30	September 30
	2007	2006	2005
Acquisition of assets under capital lease	$–	$–	$(22,351)
Advances under capital lease		–	22,351
Increase in asset retirement costs included in mineral
properties, plant and equipment (note 13)	1,426	–	–
Shares and units issued for the purchase of mineral
property interests (note 8 (f))	3,805
Fair value of stock options transferred to share capital
from contributed surplus on exercise of options	1,786	4,869	742

	September 30	September 30	September 30
	2007	2006	2005
Supplemental cash flow information
Cash paid during the year for
Interest	$2,138	$1,557	$1,045
Taxes	$63	$1,188	$1

TASEKO MINES LIMITED
Notes to Consolidated Financial Statements
For the years ended September 30, 2007, 2006, and 2005
(Expressed in thousands of Canadian Dollars, except for per share and share amounts unless stated otherwise)

17.	SUBSEQUENT EVENTS

(a)

On October 30, 2007, the Company closed a “bought deal” short form prospectus offering of 7,115,385 common shares at a price of $5.20 per Common share. The Company granted to the underwriters an over-allotment option to purchase up to an additional 1,067,307 common shares at $5.20. The underwriters elected to exercise the over-allotment option in full at the closing, resulting in an aggregate gross proceeds to the Company of $42,550.

(b)	On November 13, 2007, the Company completed a private placement financing. The Company issued 1,455,100 shares at a price of $5.20 per share for gross proceeds of $7,566.

(c)

On October 25, 2007, the Company announced an extension to the labour agreement at its Gibraltar Mine was successfully ratified by its unionized employees. This new agreement will be in place until May 31, 2012.